Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CNOOC Limited

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Reference is made to the notice of annual general meeting for 2019 (the “AGM”) of CNOOC Limited (the “Company”) dated 8 April 2020 (the “AGM Notice”). As set out in the AGM Notice, the board of directors of the Company (the “Board”) resolved to propose at the AGM the ordinary resolutions contained in the AGM Notice for its shareholders’ consideration and approval.

On 27 April 2020, the Company announced that Ms. Wen Dongfen (“Ms. Wen”) has been appointed as a Non-executive Director of the Company with effect from 27 April 2020. Pursuant to Article 101 of the Articles of Association of the Company, Ms. Wen will be eligible for re-election at the AGM. Ms. Wen has been recommended by the Board and has offered herself for re-election.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM will be held on 21 May 2020, at 3:00 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong. In addition to the resolutions contained in the AGM Notice, the following ordinary resolution will be considered:

ORDINARY RESOLUTION

“A4. To re-elect Ms. Wen Dongfen (“Ms. Wen”) as a Non-executive Director of the Company:

Wen Dongfen

Born in 1964, Ms. Wen is a professor-level senior accountant. She received a Bachelor of Economics Degree in Business Management from Shanxi Finance and Economics College. She served as Deputy Director of Financial Planning Department of China Petrochemical Corporation (“Sinopec Group”), Deputy Director of Financial Department of Sinopec Group and Director of Financial Department of Sinopec Group. From May 2012 to December 2015, she also served as Chairwoman of Shengjun International Investment Limited. From December 2015 to July 2016, she served as Financial Director and Director of Financial Department of China Petroleum & Chemical Corporation. From July 2016 to November 2017, she served as Chief Accountant of CNOOC. From August 2016 to August 2017, she also served as Chairwoman of CNOOC International Financial Leasing Co., LTD. From August 2016 to February 2018, she also served as Chairwoman of CNOOC Finance Corporation Limited and CNOOC Insurance Limited. From August 2016 to May 2018, she also served as Chairwoman of Zhonghai Trust Co., Ltd. Since November 2017, she served as Chief Accountant of CNOOC. Ms. Wen was appointed as a Non-executive Director of the Company with effect from 27 April 2020.

Save as aforesaid, Ms. Wen does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Ms. Wen has no interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

If re-elected, Ms. Wen’s appointment shall continue for a period of 36 months and would be renewed every 36 months as determined by the Board or the shareholders of the Company, subject to one month’s notice of termination by either party. Ms. Wen is subject to the provisions of her service agreement and the retirement provisions in the Articles of Association of the Company. The Company does not pay her any Director’s fee. The Remuneration Committee of the Company will review the level of Directors’ emoluments and make recommendation to the Board for adjustments if necessary.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, nor are there any other matters to be brought to the attention of the shareholders of the Company.”

The original ordinary resolutions numbered A4 to A7 set out in the AGM Notice shall be amended to ordinary resolutions numbered A5 to A8.

Save as disclosed above, all resolutions and the notes contained in the AGM Notice will remain to have full force and effect.

By Order of the Board

CNOOC Limited
Wu Xiaonan

Joint Company Secretary

Hong Kong, 5 May 2020

Registered office:

65th Floor, Bank of China Tower 1 Garden Road

Central

Hong Kong

Notes:

1.	Since the form of proxy sent together with the AGM Notice does not contain the proposed resolution for the proposed re-election of Ms. Wen Dongfen as a Non-executive Director as set out in this supplemental notice, a revised proxy form (the “Revised Proxy Form”) has been prepared and will be enclosed in and despatched together with this supplemental notice.

2.	Please refer to the supplemental circular of the Company dated 5 May 2020 for special arrangements about the completion and return of the Revised Proxy Form. In view of the ongoing COVID-19 pandemic, you are strongly encouraged to appoint the chairman of the AGM as proxy to attend and vote on your behalf at the AGM or any adjournment thereof.

3.	Please refer to the AGM Notice for details of the other ordinary resolutions to be put forward at the AGM, qualification for attending the AGM, closure of the register of members of the Company and other relevant matters.

4.	With respect to the resolutions numbered A3 to A6, the Company is exempt from the requirement of the Toronto Stock Exchange (the “TSX”) to adopt a majority voting policy requiring that each director must be elected by a majority of the votes cast with respect to his or her election at an uncontested meeting by virtue of the fact that the Company is majority controlled indirectly by China National Offshore Oil Corporation (“CNOOC”). The Company does not intend to adopt a majority voting policy at this time or for so long as CNOOC is the majority controlling shareholder, as majority approval of each such director is already assured.

In addition, the Company is exempt from the TSX requirements that at each annual meeting of holders of listed securities, the board of directors of a listed issuer must permit security holders of each class or series to vote on the election of all directors to be elected by such class or series. The Company is exempt from each such requirement by virtue of qualifying as an “Eligible International Interlisted Issuer” for purposes of the TSX Company Manual.

The Company has provided a notice to the TSX pursuant to the requirements of the TSX Company Manual indicating its intention to rely on such exemption in respect of the Company’s 2019 AGM and anticipates providing similar such notices for each successive year.

As at the date of this announcement, the Board comprises:	Non-executive Directors Wang Dongjin (Chairman) Wen Dongfen

Executive Directors Xu Keqiang Hu Guangjie	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong

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